JUNEE LTD

September 28, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attn: Suying Li, Angela Lumley, Alyssa Wall, Jennifer Lopez Molina

Re:	Junee Ltd
Amendment No.3 to Registration Statement on Form F-1
Filed September 22, 2022
Registration No. 333-266116

Dear Ms. Li, Ms. Lumley, Ms. Wall and Ms. Molina:

Junee Limited (the “Company”, “Junee,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) on September 27, 2022, regarding our Registration Statement on Form F-1 submitted on September 22, 2022. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amendment to the Registration Statement on Form F-1 is being filed to accompany this letter.

Amendment No. 3 to Registration Statement on Form F-1 Filed September 22, 2022

Exhibit 99.4

1. Please amend to file a properly dated representation required by the Instructions to Item 8.A.4 of Form 20-F.

Response: In response to the Staff’s comment, we amended the Registration Statement on Form F-1 to file a representation dated September 28, 2022 in Exhibit 99.4, to supplement Amendment No.3 to Registration Statement on Form F-1 filed on September 22, 2022. We respectively advise the Staff that we also updated exhibit 8.2 to include the consent from Hunter Taubman Fischer & Li LLC to supplement Amendment No.3 to Registration Statement on Form F-1 filed on September 22, 2022.

Very truly yours,

/s/ Yuk Ki (Francis) Chan
Name:	Yuk Ki (Francis) Chan
Title:	Executive Director

Lisa Forcht, Esq.

Hunter Taubman Fischer & Li LLC